  Exhibit 99.1

PRESS RELEASE

NOVEMBER 21, 2019 | VANCOUVER, BC

SANDSTORM GOLD ROYALTIES PROVIDES ASSET UPDATES

Sandstorm Gold Ltd. (“Sandstorm Gold Royalties”, “Sandstorm” or the “Company”) (NYSE American: SAND, TSX: SSL) is pleased to provide recent development and exploration updates from the Company’s royalty properties and an update on the share buyback program.

LUNDIN GOLD RECEIVES FINAL PERMITS FOR FRUTA DEL NORTE AND ANNOUNCES FIRST GOLD PRODUCTION

Lundin Gold Inc. (“Lundin Gold”) received the final two permits required to move the Fruta del Norte project into production and on November 16th, produced the first doré bar from the gravity circuit. Production of the gold concentrate is well advanced and commissioning of the carbon in leach circuit is nearing completion. Commercial production is anticipated to be during the second quarter of 2020.

For more information, visit the Lundin Gold website at www.lundingold.com and see the press releases dated November 8, 2019, November 14, 2019 and November 18, 2019. Sandstorm has a 0.9% NSR royalty on the precious metals produced from the Fruta del Norte project.

AWALÉ RESOURCES RELEASES INITIAL RESULTS FROM MAIDEN DRILL PROGRAM AT ODIENNÉ

Awalé Resources Limited (“Awalé”) has released the drill results from the first two holes of its 2,500 metre drill program at the Odienné project in Cote d’Ivoire. The drill holes represent the first drilling completed on the 3 kilometre long gold-in-soil anomaly that forms the Empire target at Odienné. Both drill holes contained visible gold.

Highlights from the first two drill holes include:

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OEDD0001: 18.2 metres of 4.9 g/t gold from 40 metres, including 10.4 metres of 7.9 g/t gold; and

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OEDD002: 27.0 metres of 3.1 g/t gold from 43.2 metres, including 9.0 metres of 5.3 g/t gold.

For more information and complete drill results visit the Awalé website at www.awaleresources.com and see the press release dated November 19, 2019. Sandstorm has a 2.0% NSR royalty on the Odienné property.

LUNDIN MINING EVALUATING MINE & PLANT EXPANSION, INCREASING EXPLORATION EFFORTS AT CHAPADA WITH 50,000 METRE DRILL PROGRAM

Since acquiring the Chapada mine from Yamana Gold Inc. in July 2019, Lundin Mining Corporation (“Lundin Mining”) has been optimizing the production schedule at Chapada and is evaluating options to expand the mine and plant. A Technical Report was recently released and based on the current throughput rate of 24 million tonnes per annum, production will continue through 2050.

In addition to the mine and plant expansion studies, Lundin Mining has stated that exploration efforts have significantly increased at Chapada with a 50,000 metre drill program being planned for 2020. Exploration is largely focused on near-mine targets, and results will be incorporated into any future expansion plans. In addition to the drill program, Lundin Mining also plans to focus on geophysics and a regional structural geology study.

For more information visit the Lundin Mining website at www.lundinmining.com and see the press releases dated October 10, 2019 and November 7, 2019.

Sandstorm has a copper stream agreement to purchase 4.2% of the copper produced at Chapada up to a maximum of 3.9 million pounds annually. When 39 million pounds of copper has been delivered to Sandstorm, the copper stream will reduce to 3.0%. Once 50 million pounds of copper have been delivered to Sandstorm on a cumulative basis, the stream will reduce to 1.5% of the copper produced for the life of the mine. Sandstorm will make ongoing payments for each pound of copper purchased equal to 30% of the spot price of copper.

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EQUINOX GOLD COMMENCES EXPLORATION AT TATAJUBA TARGET

Equinox Gold Corp. (“Equinox Gold”) announced that an initial 6,000 metre infill drill program has begun at the Tatajuba target, a few kilometres from the producing Aurizona mine in Brazil. The gold mineralization at Tatajuba is characteristically the same as that of the Piaba gold deposit that is currently being mined and has the potential to extend the Piaba trend by up to 4 kilometres. The drill program will focus on a 600 metre long portion of Tatajuba, with the objective of completing a maiden Mineral Resource Estimate in the first quarter of 2020.

During the third quarter of 2019, the Aurizona mine produced more than 29,000 ounces of gold and realized average recoveries of 91.3%. Production is expected to increase in the fourth quarter as Equinox Gold processes reserve grade feed sourced from the Piaba Main pit.

For more information visit the Equinox Gold website at www.equinoxgold.com and see the press release dated October 30, 2019.

Sandstorm has a 3.0% - 5.0% sliding scale net smelter returns (“NSR”) royalty on the Aurizona project. At gold prices less than or equal to US$1,500 per ounce, the royalty is a 3.0% NSR. At gold prices between $1,500 and $2,000 per ounce, the royalty is a 4% NSR. In addition, Sandstorm holds a 2.0% NSR royalty on the Aurizona Greenfields property, a package of exploration ground adjacent to the Aurizona project.

AMERICAS GOLD AND SILVER PROVIDE RELIEF CANYON CONSTRUCTION UPDATE

Americas Gold and Silver Corporation (“Americas Gold and Silver”) reported that the Relief Canyon mine development is on track for first gold pour by the end of 2019 and commercial production is expected by the end of the first quarter of 2020. The leach pad construction is approximately 90% complete and initial ore placement is targeted for mid-November.

For more information visit the Americas Gold and Silver website at www.americas-gold.com and see press release dated November 1, 2019.

Sandstorm has a precious metal stream agreement with Americas Gold and Silver whereby the Company is entitled to receive approximately 32,000 ounces of gold from the Relief Canyon mine over 5.5 years starting in April 2020, which under certain conditions may be extended up to six months. After the fixed delivery period, Sandstorm will purchase 4.0% of the gold and silver produced at 30%-65% of the spot price per ounce of gold and silver delivered (the ongoing payment percentage varies by concession and is calculated based on the pre-existing royalty burden). In addition, Sandstorm has a 1.4%-2.8% NSR royalty on the property surrounding the Relief Canyon mine.

SHARE BUYBACK PROGRAM

During the fourth quarter of 2018, Sandstorm announced a share buyback program to purchase up to 18.3 million of the Company’s common shares. Since the announcement, Sandstorm has purchased approximately 10.9 million shares of the Company.

For more information regarding Sandstorm’s NCIB, see Sandstorm’s press releases dated November 15, 2018 and April 2, 2019 at www.sandstormgold.com or on Sandstorm’s Sedar profile at www.sedar.com.

The actual number of common shares that may be purchased and the timing of such purchases will be determined by the Company. Decisions regarding purchases will be based on market conditions, share price, best use of available cash, and other factors. Any securities acquired under the NCIB will be cancelled.

SANDSTORM FILES EARLY WARNING REPORT

Pursuant to National Instrument 62-103 - The Early Warning System and Related Take Over Bid and Insider Reporting Issues, Sandstorm is announcing the purchase of an aggregate of 3,495,000 common shares (the “Entrée Purchased Shares”) of Entrée Resources Ltd. (“Entrée”), representing approximately 2.0% of the outstanding common shares of Entrée (the “Entrée Shares”).

Prior to the purchase of the Entrée Purchased Shares, Sandstorm held 32,141,880 Entrée Shares as well as warrants to purchase an additional 457,317 Entrée Shares (“Entrée Warrants”), representing approximately 18.4% of the outstanding Entrée Shares on a non-diluted basis. Assuming the exercise of all 457,317 Entrée Warrants held by the Company, Sandstorm would have previously held an aggregate of 32,599,197 Entrée Shares, representing approximately 18.6% of the outstanding Entrée Shares (on a partially diluted basis). Upon completion of the purchase of the Entrée Purchased Shares, an aggregate 35,636,880 Entrée Shares are now owned directly by Sandstorm, representing approximately 20.4% of the outstanding Entrée Shares. Assuming the exercise of the Company´s 457,317 Entrée Warrants, the Company would then hold 36,094,197 Entrée Shares, representing approximately 20.6% of the outstanding Entrée Shares (on a partially diluted basis).

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The Entrée Purchased Shares were acquired by Sandstorm on the open market over the facilities of the Toronto Stock Exchange and other published markets for the Entrée Shares between July 17, 2019 and November 21, 2019 at prices ranging from C$0.24 to C$0.40 per Entrée Acquired Share. The purchase of the Entrée Purchased Shares by Sandstorm was effected for investment purposes. Sandstorm may from time to time acquire additional securities of Entrée, dispose of some or all of the existing or additional securities it holds or will hold, or may continue to hold its current position.

The early warning report, as required under National Instrument 62-103, contains additional information with respect to the foregoing matters and will be filed by the Company on Entrée’s SEDAR profile at www.sedar.com. To obtain a copy of the report, contact Kim Bergen at 604 628 1164. Entrée’s head office is located at 1066 West Hastings Street, Suite 1650, Vancouver, BC V6E 3X1.

The purchase of the Entrée Shares was made in reliance on the normal course purchase exemption from the formal take-over bid requirements in section 4.1 of National Instrument 62-104, Takeover Bids and Issuer Bids (“NI 62-104”). The Entrée Shares acquired, together with all of the other Entrée Shares acquired during the 12-month period preceding this purchase, did not exceed 5% of the number of Entrée Shares outstanding at the beginning of such 12-month period, and the consideration paid for any of the Entrée Shares did not exceed the market price at the date of the purchase as determined in accordance with NI 62-104.

QP QualifiedPerson
Keith Laskowski (MSc), Sandstorm’s Vice President, Technical Services is a Qualified Professional (#01221QP) of the Mining and Metallurgical Society of America and a Qualified Person as defined by Canadian National Instrument 43-101. He has reviewed and approved the technical information in this press release.

CONTACT INFORMATION

For more information about Sandstorm Gold Royalties, please visit our website at www.sandstormgold.com or email us at info@sandstormgold.com.

NOLAN WATSON	KIM (FORGAARD) BERGEN
PRESIDENT & CEO	INVESTOR RELATIONS
604 689 0234	604 628 1164

TSX: SSL NYSE AMERICAN: SAND

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a gold royalty company that provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 190 royalties, of which 23 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Sandstorm has been prepared in accordance with requirements and standards under securities laws, which differ from the requirements of US securities laws. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this or in the documents incorporated by reference herein are mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on 11 December 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by securities laws other than the requirements of US securities laws, they are not recognized by the SEC. Disclosure of contained ounces are or may be permitted disclosure under regulations applicable to Sandstorm; however, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit of production measures. As such, certain information contained in this document or in the documents incorporated by reference herein concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking statements include, but are not limited to, the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, changes in business plans and strategies, market conditions, share price, best use of available cash, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2018 and the section entitled “Risk Factors” contained in the Company’s annual information form dated March 21, 2019 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

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